SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D


                     Under the Securities Exchange Act of 1934
                               (Amendment No. 12)

                          SANTA FE FINANCIAL CORPORATION
                                  Name of Issuer

                     Common Stock, Par Value $0.10 Per Share
                           Title of Class of Securities

                                   802014-10-0
                                   CUSIP Number


                                 John V. Winfield
                         President and Chairman of the Board
                              The InterGroup Corporation
                        2121 Avenue of the Stars, Suite 2020
                           Los Angeles, California 90067
                                  (310) 556-1999
                     --------------------------------------------
                     Name, Address and Telephone Number of Person
                   Authorized to Receive Notices and Communications

                                 December 4, 1997
                                 ----------------
                Date of Event which Requires Filing of this Statement


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

CUSIP No. 802014-10-0
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1.   Name of Reporting Person                     Tax Identification Number

     The InterGroup Corporation                           13-3293645
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2.   Check the Appropriate Box if a Member of a Group          (a) [ ]
                                                               (b) [X]
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3.   SEC Use Only

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4.   Source of Funds

     WC
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5.   Check if Disclosure of Legal Proceedings is Required pursuant to
     Items 2(d) or 2(e) [ ]

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6.   Citizenship or Place of Organization

     Delaware
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Number of                                 7.   Sole Voting Power
Shares                                         274,800
Beneficially                              ------------------------------------
Owned by                                  8.   Shared Voting Power
Each
Reporting                                 ------------------------------------
Person                                    9.   Sole Dispositive Power
With                                           274,800
                                          ------------------------------------
                                          10.  Shared Dispositive Power

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11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     274,800 Shares
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12.  Check if the Aggregate Amount in Row 11 Excludes Certain Shares [ ]

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13.  Percent of Class Represented by Amount in Row 11

     41.0%
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14.  Type of Reporting Person

     CO
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


CUSIP No. 802014-10-0
------------------------------------------------------------------------------
1.   Name of Reporting Person                     Tax Identification Number

     John V. Winfield
------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group          (a) [ ]
                                                               (b) [X]
------------------------------------------------------------------------------
3.   SEC Use Only

------------------------------------------------------------------------------
4.   Source of Funds

     PF
------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings is Required pursuant to
     Items 2(d) or 2(e) [ ]

------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     U.S.
------------------------------------------------------------------------------
Number of                                 7.   Sole Voting Power
Shares                                         24,700
Beneficially                              ------------------------------------
Owned by                                  8.   Shared Voting Power
Each                                           274,800
Reporting                                 ------------------------------------
Person                                    9.   Sole Dispositive Power
With                                           24,700
                                          ------------------------------------
                                          10.  Shared Dispositive Power
                                               274,800
------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     299,500 Shares
------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row 11 Excludes Certain Shares [ ]

------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row 11

     44.7%
------------------------------------------------------------------------------
14.  Type of Reporting Person

     IN
------------------------------------------------------------------------------

                          AMENDMENT NO. 12
                           TO SCHEDULE 13D
                     OF THE INTERGROUP CORPORATION
                        AND JOHN V. WINFIELD
                 REGARDING OWNERSHIP OF COMMON STOCK OF
                    SANTA FE FINANCIAL CORPORATION


          This Amendment No. 12 to Schedule 13D is being filed by The InterGroup Corporation ("InterGroup") and John V. Winfield to update information previously furnished. This Amendment reflects the approval by the Boards of Directors of InterGroup and Santa Fe Financial Corporation ("Santa Fe"), on December 4, 1997, of the acquisition by Santa Fe of a 55.4% equity interest in InterGroup Woodland Village, Inc. ("Woodland") from InterGroup in exchange for 31,800 shares of newly created convertible voting preferred stock (the "Preferred Stock") of Santa Fe (the "Transaction"). The Preferred Stock will have a 6.0% coupon rate with a $27.00 par value. Each share of Preferred Stock will be convertible into one share of restricted $.10 par value common stock (the "Common Stock") of Santa Fe at an exercise price of $27.00, with an eight year conversion exercise period. The Preferred Stock will have voting rights as if converted into shares of Common Stock. The Transaction is expected to close on December 31, 1997 and is subject to approval of the assumption of the loan on certain property owned by Woodland.

          The following items of this Schedule 13D are amended.

Item 1.   Security and Issuer.
          -------------------
          This Amendment to Schedule 13D relates to the newly created Preferred Stock of Santa Fe, each share of which is convertible into one share of Common Stock and has voting rights as if converted into Common Stock.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------
          Woodland is a 100%-owned subsidiary of InterGroup and its primary asset is a 100-unit apartment complex located in Cincinnati, Ohio. InterGroup will transfer to Santa Fe a 55.4% equity interest in Woodland in exchange for the 31,800 shares of Preferred Stock. The Transaction has been valued at $858,600.

Item 4.   Purposes of Transaction.
          -----------------------
          If the Transaction is consummated, InterGroup will acquire the restricted shares of Preferred Stock for investment purposes.

          InterGroup and John V. Winfield may, from time to time, purchase additional shares of Common Stock in the open market or in private transactions.

          Except as set forth above, InterGroup and John V. Winfield have no other plans or intentions that relate to or would result in the events set forth in Item 4 of the instructions to Schedule 13D.

Item 5.   Interest in the Securities of the Issuer
          ----------------------------------------
          (a) InterGroup, as of December 4, 1997, may be deemed to beneficially own, for purposes of this Section 13(d) of the Exchange Act: (i) 243,000 shares of the Common Stock and (ii) 31,800 shares of Preferred Stock. Those shares represent 41.0% of the outstanding Common Stock of Santa Fe assuming the conversion of the Preferred Stock into shares of Common Stock.


          John V. Winfield owns 24,700 shares of the Common Stock of Santa Fe. Mr. Winfield is the Chairman, President and Chief Executive Officer of InterGroup and is the controlling shareholder of InterGroup. Mr Winfield has investment and voting control of the securities held by InterGroup. To the extent that Mr. Winfield is deemed to beneficially own, for purposes of
Section 13(d), the Common Stock and Preferred Stock of InterGroup, he would beneficially own 44.7% of the Common Stock.

          The above percentages were determined based on Santa Fe's representations that it had 638,018 shares of Common Stock issued and outstanding prior to the issuance of the 31,800 shares of Preferred Stock and assuming the conversion of the Preferred Stock into Common Stock.

          (b) As the Chairman, President, Chief Executive Officer and controlling shareholder of InterGroup, John V. Winfield shares the voting power and disposition power with respect to the Common Stock and Preferred Stock owned by InterGroup.

          John V. Winfield has sole voting power and disposition power with respect to the Common Stock owned by him.

          (c) Information with respect to transactions effected by InterGroup in the Common Stock within the sixty (60) days prior to December 4, 1997 is set forth below:

                Number of           Price per
    Date         Shares               Share                Nature
    ----        ---------           ---------              ------
  10/16/97        1,000              $24.375         Open Market Purchase
  11/05/97        3,000              $24.375         Open Market Purchase


          (d) No person other than InterGroup, with respect to its shares, or Mr. Winfield, with respect to his shares, has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares beneficially owned by each.

          (e)  Inapplicable.

                                  SIGNATURES


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 12, 1997               THE INTERGROUP CORPORATION
       -----------------
                                   By: /s/ John V. Winfield
                                       -------------------------------
                                       John V. Winfield,
                                       Chairman, President and
                                       Chief Executive Officer


                                   By: /s/ John V. Winfield
                                       ------------------------
                                       John V. Winfield